Exhibit 99.1

Li Auto Inc. Announces Results of Annual General Meeting

May 29, 2026

BEIJING, China, May 29, 2026 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that each of the proposed resolutions submitted for shareholder approval (the “Proposed Resolutions”) as set forth in the notice of annual general meeting dated April 22, 2026 (the “AGM Notice”) has been adopted at its annual general meeting of shareholders held in Beijing, China today.

After the adoption of the Proposed Resolutions, all corporate authorizations and actions contemplated thereunder are approved, including, among other things, that (i) the Company’s existing memorandum and articles of associations are amended and restated by their deletion in their entirety and by the substitution in their place of the seventh amended and restated memorandum and articles of association as set forth in the circular of the Company dated April 22, 2026, (ii) Mr. Donghui Ma, Mr. Tie Li, and Mr. Hongqiang Zhao are re-elected as directors of the Company, and (iii) the directors of the Company are granted a general mandate to issue, allot, and deal with additional Class A ordinary shares or equivalents and a general mandate to repurchase the Company’s own shares, respectively, on the terms and in the periods as set out in the AGM Notice.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Be Proactive, Change the World. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com